

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2013

Via E-mail
Christopher Conley
President and Chief Executive Officer
Universal Technology Systems Corp.
4073 South Tamiami Trail
Sarasota, Florida 34231

>   **Re: Universal Technology Systems Corp.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed April 25, 2013**
>   **File No. 333-187308**

Dear Mr. Conley:

We have reviewed your registration statement and have the following comments.

General

1. We note your response in comment 1 in our letter dated April 11, 2013. After reviewing your response and your registration statement we reissue this comment. We believe that the disclosure in your prospectus indicates that you are a development stage company involved primarily in development activities to date with limited assets, no revenues from current operations, no firm commitments for raising additional financing to implement your business plan and no apparent operations. These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and should comply with Rule 419 of Regulation C under the Securities Act. Please revise the registration statement to comply with Rule 419.

Business Summary, page 4

2. We note your response to comment 6 in our letter dated April 11, 2013. We also note that your added disclosure that the funds raised in this offering "will be insufficient to commercialize our intended service or develop our business strategy" is not clear. We reissue this comment. Please disclose here that the maximum amount sought in this offering is insufficient to begin operations.

3. We note your response to comment 7 in our letter dated April 11, 2013. We also note the disclosure that the $33,000 capital raise is from this offering was deleted in the third paragraph. Please revise to disclose in the third paragraph that the $33,000 capital raise is from this offering.

4. We note your response to comment 8 in our letter dated April 11, 2013. Please revise this section to clearly disclose that you need the $675,000 to begin the startup of your operations.

Risk Factors, page 6
Because we have not developed . . . , page 8

5. We note your response to comment 9 in our letter dated April 11, 2013. We reissue this comment since we note the use of hyperlinks in your prospectus.

Dilution of the Price You Pay for Your Shares, page 16

6. We note your response to comment 11 in our letter dated April 11, 2013. In your table on page 17, you indicate that your dilution to new shareholders as a percentage of offering price is 36.6% in the 50% column. It appears that your dilution to new shareholders as a percentage of offering price should be 86.6% rather than 36.6%. Please revise accordingly. Refer to Item 506 of Regulation S-K.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or, in his absence, Rufus Decker, Accounting Branch Chief at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

Cc: Via E-mail
Diane J. Harrison, Esq.